                                                                    Exhibit 99.8

[NASDAQ LOGO]

By Facsimile and Overnight Mail

October 29, 2002

Mr. Bradley E. Larson
President and Chief Executive Officer
Meadow Valley Corporation
4411 South 40th Street, Suite D11
Phoenix, AZ 85040

Re:  Meadow Valley Corporation (the "Company")

Dear Mr. Larson:

For the last 10 consecutive trading days, the Company's Warrants has not maintained a minimum of two active market makers as required for continued inclusion by Marketplace Rule 4310(c)(1) (the "Rule").(1) Therefore, in accordance with Marketplace Rule 4310(c)(8)(A), the Company will be provided 30 calendar days, or until November 29, 2002, to regain compliance.(2) If, at anytime before November 29, 2002, its Warrants has at least two active market makers for 10 consecutive trading days, the Company will have achieved compliance with the Rule. If compliance with this Rule cannot be demonstrated by November 29, 2002, Staff will provide written notification that the Company's securities will be delisted. At that time, the Company may appeal Staff's determination to a Listing Qualifications Panel.

If you have any questions, please contact Abdul Mohamed, Listing Analyst, at 301-978-8029.

Sincerely,

/s/ Tim Malinowski

Tim Malinowski
Associate Director
NASDAQ Listing Qualifications





---------------------
(1) For purposes of the Rule, NASDAQ does not consider an Electronic Communication Network ("ECN") to be an active market maker.
(2) The 30 day period relates exclusively to the market maker deficiency. The Company may be delisted during the 30 day period for failure to maintain compliance with any other listing requirement for which it is currently on notice or which occurs during this period.



    The Nasdaq Stock Market, Inc.  9600 Blackwell Road, Rockville, MD 20850